SEC File Number: 0-25002
                                                          Cusip Nos. 962433 10 8
                                                                 and 962433 11 6

                                   FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   (Check One)

                [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ]
                   Form 20-F [ ] Form 10-Q and Form 10-QSB [ ]
                                   Form N-SAR

                       For Period Ended: January 29, 2000

                           [ ] Transition Report on Form 10-K
                           [ ] Transition Report on Form 20-F
                           [ ] Transition Report on Form 11-K
                           [ ] Transition Report on Form 10-Q
                           [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended:  N/A
                                                             ---


           Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

           Full Name of Registrant:   TELEHUBLINK CORPORATION
                                    -------------------------
           Former name if applicable: N/A
                                      ---

           Address of Principal
           Executive Office (Street and Number): 24 NEW ENGLAND
                                                 EXECUTIVE PARK
                                                 BURLINGTON, MA  01803

PART II - RULES 12B-25(B) AND (C)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]        (b) The subject annual report, semi-annual report,
               transition report on Form 10-K[SB], Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q[SB], or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]        (c) The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


PART III - NARRATIVE

           State below in reasonable detail the reasons why the Form 10-K[SB], 20-F, 11-K, 10-Q[SB], N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The principle factors for the delay were new financial management, the recent retention, as of March 24, 2000 of KPMG, LLP as its auditors which had, not only the normal audit work of an on-going operation, but also the addition of two acquisitions that took place late in the fourth fiscal quarter. These acquisitions conducted business in both Canada and the United States, necessitating a multi-country consolidation of the financial statements.

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

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           DOUGLAS A. MILLER            (781)            229-1102
           -------------------------------------------------------
           (Name)                       (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report
           (s) been filed?  If the answer is no, identify report(s).
           [X] Yes  [ ] No

     The financial statements required in connection with the current report on Form 8-K filed on February 17th 2000 will be completed at the same time as the year end audited statement.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
           [X] Yes    [ ] No

           Explanation of the anticipated change:

           For the fiscal year 1998, the Registrant had limited losses due to the Registrant having no operating business other than searching for potential business combinations. In the fiscal year 1999, the Registrant engaged in a business combination on February 4, 1999 acquiring a developmental operating business which incurred operating losses for the first three quarters in excess of all the losses for the prior fiscal year. In addition as described above, the Registrant consummated a material acquisition of an operating business on January 27, 2000. The Registrant is in the process of determining the amount of such change in its results of operations.

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

                                        TELEHUBLINK CORPORATION
                               ----------------------------------------
                             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April 28, 2000      /S/ DOUGLAS A. MILLER
                           ---------------------
                          Douglas A. Miller
                          Vice President of Finance

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